

May 9, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re:** **UTStarcom, Inc.**
> **Amendment No. 1 to Annual Report on Form 10-K**
> **Filed April 19, 2011**
> **File No. 000-29661**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Acquisition, page 5

1.   We note the disclosures concerning the Stage Smart Limited acquisition and the Company's right to repurchase the Company's shares if by the one year anniversary of the closing date regulatory approvals have not been obtained as outlined in the post-closing covenants. Disclose and explain to us if this is a

rescission right and clarify whether the exercise of this right will ultimately have a cost to the Company. If so, quantify the amount of the repurchase price, if known, or describe how the repurchase price will be determined under the terms of the repurchase agreement. Furthermore, please disclose whether or not the Company will be able to rescind the purchase of the Series A preference shares. If so, you should also fully disclose the terms and conditions of this rescission agreement.

Item 9A – Controls and Procedures, page 5

2.   Please explain to us in more detail the nature of the "material wire transfer" that was made. For example, tell us who made this transfer, when it was made, and how much money was involved. Explain how you identified the transfer and what actions you took in response. Although you disclose that the transfer was made "without appropriate analysis of the business rationale and adequate authorization," it is not clear to us whether there ultimately was a proper or supposed business purpose for this transfer or whether this was merely an attempted misappropriation. We may have further comments upon review of your response.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy

                        for   Larry Spirgel
                                Assistant Director

cc: Carmen Chang, Esq.
        Scott Anthony, Esq.
        Eva Wang, Esq.
        Valerie Barnett, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.
        Via facsimile: (650) 493-6811